McCann FitzGerald
Solicitors
Riverside One
Sir John Rogerson's Quay
Dublin 2

Tel: +353-1-829 0000
Fax: +353-1-829 0010
Email: inquiries@mccannfitzgerald.ie
Dx 31 Dublin

www.mccannfitzgerald.ie

MCCANN FITZGERALD

OUR REF	YOUR REF ·	DATE
DDOC\32490665.8		4 June 2019

Barry Bowden
Managing Director
Rubicon Infrastructure Advisors
10 Pembroke Place
Ballsbridge
Dublin 4

Private, Confidential and Privileged Legal Advice

Rubicon Infrastructure Advisors Unlimited Company (the "Company") – US By Email
Securities and Exchange MA Update - Data Protection Query

Dear Barry

We refer to recent email correspondence from which we understand that the US Securities and
Exchange Commission (the "**Commission**") has requested confirmation of the Company's ability, as
a matter of Irish law, to provide the Commission with access to its books and records and that the
Company can, as a matter of Irish law, submit to inspection and examination by the Commission.

As a matter of general Irish law and, in particular, the law relating to the Company's authorisation
as an investment firm pursuant to the European Union (Marketing in Financial Instruments)
Regulations 2017 (as amended) of Ireland, there is no prohibition on the Company submitting its
books and records to the Commission and the Company can submit to inspection and examination
by the Commission. However, from a data protection perspective, there are a number of issues to
consider, as set out in the following section, as those books and records will include personal data
relating to the directors of the Company (and may include the personal data of others, e.g. relating
to the Company's clients).

1.   **Data Protection Issues**

1.1   In 2014 we received from the Company its template Non-Disclosure Agreement and
        Standard Non-Disclosure Agreement (the "**Agreements**") each of which include provisions
        specifically permitting the disclosure by the Company of what would otherwise be
        confidential information to, among others, its regulators (which would include the

John Cronin, Timothy Bouchier-Hayes, Jane Marshall, Ronan Molony, Lonan McDowell, Julian Conlon, Damian Collins, Catherine Deane,
Paul Heffernan, Terence McCrann, Roderick Bourke, Ambrose Loughlin, Niall Powderly, Kevin Kelly, Hilary Marren, Eamonn O'Hanrahan, Roy Parker,
Patricia Lawless, Barry Devereux, Helen Kilroy, Judith Lawless, James Murphy, David Lydon, David Byers, Sean Barton, Colm Fanning, Paul Lavery,
Julie Quin, Alan Fuller, Claire Lenny, Maureen Dolan, Michelle Doyle, Hugh Beattie, Fergus Gillen, Valerie Lawlor, Mark White, Eamon de Valera,
Joe Fay, Ben Gaffikin, Donal O Raghallaigh, Karyn Harty, Philip Andrews, Barrett Chapman, Mary Brassil, Audrey Byrne, Shane Fahy,
Georgina O'Riordan, Adrian Farrell, Michael Murphy, Aidan Lawlor, Darragh Murphy, Brian Quigley, Conor O'Dwyer, Stephen FitzSimons,
David Hurley, Philip Murphy, Fiona O'Beirne, Garreth O'Brien, Joshua Hogan, Richard Leonard, Jenny Mellerick, Rory O'Malley, Lisa Smyth,
Tom Dane, Catherine Derrig, Megan Anne Hooper, Shane Sweeney.
Consultants: Rosaleen Byrne, Annette Hogan, Eleanor MacDonagh (FCA), Peter Osborne, Michael Ryan (FCA), Tony Spratt (ACA).
BRUSSELS 40 Square de Meeûs, 1000 Brussels, Tel: +32-2-740 0370, Fax: +32-2-740 0371.
LONDON Tower 42, Level 38C, 25 Old Broad Street, London EC2N 1HQ, Tel: +44-20-7621 1000, Fax: +44-20-7621 9000.

Commission). You have confirmed to us by email on 14 May 2019 that no amendments have been made to the Agreements since they were provided to us.

Under the Data Protection Act 2018 (the "DPA") and the General Data Protection Regulation 2016/679/EU (the "GDPR", and together with the DPA, "Data Protection Law"), any entity within the scope of Data Protection Law (such as the Company) that holds 'personal data' relating to identifiable living individuals must, among other things, process such data lawfully and fairly and may not provide it to third parties unless it is entitled to rely on one of a number of 'legitimising conditions' for the processing of personal data that are set out in Data Protection Law. In respect of processing generally, we would anticipate that the Company's processing of personal data contained in those books and records is necessary for the legitimate interests of the Company in operating its business in a commercially prudent manner and in line with applicable law and regulation (i.e. Article 6(1)(f) of the GDPR).

1.2   As mentioned above, the Company likely holds 'personal data' relating to its own directors. We have assumed that it is not likely that personal data relating to employees or individuals connected with the Company's corporate clients is relevant for transfer to the Commission. The ability of the Company to provide the Commission with access to personal data is limited by Data Protection Law as this will constitute a transfer of personal data outside the EEA.

1.3   Under Data Protection Law, the Company may not (save where one of a limited number of exemptions or derogations apply, discussed below) transfer personal data outside of the EEA to any third country, unless that third country is deemed by the European Commission to provide an adequate level of protection in relation to the processing of personal data. There is no general adequacy decision by the European Commission in relation to the US. This prohibition on transfers outside the European Economic Area will not apply, amongst other things, if:

(a)   The data subject has explicitly consented to the transfer, after having been informed of the possible risks of such transfers for the data subject due to the absence of an adequacy decision and appropriate safeguards;

(b)   The transfer is necessary for the performance of a contract between the controller and data subject, or the implementation of pre-contractual measures taken at the data subject's request;

(c)   The transfer is necessary for the conclusion or performance of a contract concluded in the interest of the data subject between the controller and another natural or legal person;

(d)   The transfer is necessary for important reasons of public interest (provided that such public interest is reflected in EU law or the laws of a member state);

(e)   The transfer is necessary for the establishment, exercise or defence of legal claims;

(f)   The transfer is necessary in order to protect the vital interests of the data subject or of other persons, where the data subject is physically or legally incapable of giving consent;

(g)   A data transfer agreement, in the form approved by the European Commission or a data protection supervisory authority, has been executed by the exporter of data and the importer based outside of the EEA;

(h)   The transfer is made pursuant to a Code of Conduct that has been approved under applicable Data Protection Law, together with binding and enforceable commitments of the controller or processor in the third country to apply the appropriate safeguards, including as regards data subjects' rights;

(i)   The transfer is made pursuant to a certification mechanism that has been approved under applicable Data Protection Law, together with binding and enforceable commitments of the controller or processor in the third country to apply the appropriate safeguards, including as regards data subjects' rights; or

(j)   The data importer is subject to a framework approved by the European Commission to facilitate transfers.

1.4   In addition, there is also a further, much more limited derogation which would permit transfers outside the EEA where these take place solely on a once-off basis and in compliance with other conditions set out in the GDPR (e.g. where the Data Protection Commission is notified in advance of the transfer).

2.   **Conclusion**

Accordingly, we can confirm that the Company has authority under Irish law to provide the Commission with access to its books and records and to submit to inspection and examination by the Commission.

However, such authority is limited in relation to 'personal data' relating to individuals and the Company will need to rely on one of the exemptions or derogations listed in section 1 above in order to permit such transfers (and, in general, these are construed narrowly). The nature and extent of this proposed transfer to the Commission means that the Company may have to seek, and rely on, the explicit consent of the directors of the Company to whom the personal data relate in order to provide a legal basis under Data Protection Law for such transfers to the US. This will entail the Company informing the directors of the proposal, the possible risks relating to it and any appropriate safeguards which are being put in place. If the Company obtains explicit consents on such basis, this would permit it provide access to its books and records and submit to inspection and examination by the Commission. Where any personal data held by the Company relating to other persons is proposed to be transferred to the Commission at any point, the Company will use its best endeavours to facilitate the transfer, using one of the mechanisms outlined above (or otherwise permitted under Data Protection Law) at the relevant time.

Should you have any further queries, please do not hesitate to contact us.

Yours sincerely



McCann FitzGerald

Cc: Securities and Exchange Commission